Exhibit 99.1

Nasus Pharma CEO Issues 2025 Letter to Shareholders

TEL AVIV, Israel, December 22, 2025 — Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus Pharma”, “Nasus” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products to treat emergency medical conditions, today issued a letter to its shareholders from its Chief Executive Officer, Dan Teleman.

Dear Shareholders, 2025 has been a transformational year for Nasus Pharma. We’ve made considerable progress building a strong, focused company with significant clinical impact, by developing drug delivery products based on our proprietary Nasax powder technology, which has the potential to enhance intranasal drug absorption for improved outcomes.

We began 2025 by presenting integrated data from two early clinical trials of NS002, our investigational intranasal epinephrine powder formulation, designed to address limitations of injectable Epinephrine, developed as a needle-free, easy-to-administer alternative to traditional epinephrine autoinjectors. The positive results show NS002 has demonstrated the potential for faster and higher absorption of epinephrine in a clinic setting. As anaphylaxis represents a time-critical medical emergency, faster epinephrine delivery can make the difference between life and death.

To progress towards fulfilling our mission to innovate the field of life-saving medications, we successfully completed our initial public offering in August 2025, raising $10 million in gross proceeds and strengthening Nasus Pharma’s financial position.

We have carried this positive momentum forward by advancing NS002’s clinical development alongside our goal to ultimately bring a fast-acting, intranasal epinephrine delivery product to market. In October 2025, we announced our expanded collaboration agreements with Aptar France S.A.S. and AptarGroup Inc. to support ongoing clinical development and planned commercialization of NS002. These agreements provide Nasus with a commercially proven Unit Dose System technology, which has the potential to accelerate NS002’s path to market with established regulatory avenues, as well as validated manufacturing and supply chain capabilities.

We have concluded the year by further advancing NS002’s development program. In October 2025, we received authorization from Health Canada, the country’s primary regulatory authority for drugs and medical products, to initiate our planned Phase 2 clinical study of NS002. Shortly after receiving this approval, we dosed the first patient in an open-label, fixed-sequence trial designed to evaluate the pharmacokinetic parameters and hemodynamic responses of NS002 compared to EpiPen® in up to 50 healthy adults with a history of allergic rhinitis. We expect to report an interim analysis early in the first quarter of 2026.

We’ve made significant headway this year in our mission to transform anaphylaxis treatment and deliver epinephrine effectively while offering patients the ease and convenience of a simple nasal spray. We’ve steered Nasus toward meaningful progress in 2026, driven by the achievement of key planned regulatory and clinical milestones:

●	topline readout from NS002’s Phase 2 clinical study planned for the end of the first quarter of 2026

●	NS002 Investigational New Drug (“IND”) submission planned for the third quarter of 2026

●	NS002 pivotal study initiation planned for the third quarter of 2026

●	NS002 pediatric study initiation planned for the fourth quarter in 2026

While we are advancing our NS002 program, we are also working to develop further drug candidates based on our Nasax technology. Our goal is to initiate first-in-human studies in one or two of our pipeline products during 2026. As we commit to this planned progress in 2026, we remain focused on advancing our pipeline led by NS002, expanding our reach, and continuing to develop drug delivery products that are fast, easy to use, and ready for when they’re needed most.

Our proprietary Nasax powder technology has the potential to offer an improved way to deliver life-saving medications: fast, needle-free, portable, and stable without refrigeration. This platform has broad potential across emergency care, and we are just beginning to unlock it.

We thank our employees, partners, and shareholders for the continued trust and support — all of which have made 2025 a year of excellence for Nasus.

Sincerely,

Dan Teleman

Chief Executive Officer

About Nasus Pharma

Nasus Pharma is a clinical-stage pharmaceutical company developing a number of intranasal powder products addressing acute medical conditions in the community. NS002, Nasus’s intranasal powder Epinephrine product candidate is being developed as a needle-free alternative to Epinephrine autoinjectors for patients with anaphylaxis. Intranasal administration is most suitable for those situations in which rapid drug delivery is required and offers needle free, easy to use alternatives. Nasus proprietary powder-based intranasal (“PBI”) technology is designed for rapid and reliable drug delivery, leveraging the nasal cavity’s rich vascular network for quick absorption. The PBI formulation uses uniform spherical powder particles for broad dispersion and potentially faster, higher absorption compared to liquid-based nasal products. For further information about the Company, please visit www.nasuspharma.com or follow on Twitter (X) or Linkedin.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including statements regarding: the Company’s expectations regarding its growth, the advancement of its clinical programs, and anticipated clinical and commercial milestones for NS002 and other product candidates; expectations regarding interim analyses, top-line data readouts, and future clinical milestones; plans and timelines for regulatory submissions and clinical milestones, including IND applications and potential regulatory approvals; expectations regarding the initiation and progression of pivotal and pediatric clinical studies; the potential safety, efficacy, pharmacokinetic profile, and clinical benefits of NS002 and other product candidates; the potential advantages, applications, and commercial viability of the Company’s proprietary Nasax powder technology; the ability to advance product candidates toward commercialization; expectations regarding collaborations, including anticipated benefits related to manufacturing, regulatory pathways, and supply chain capabilities; future pipeline development and plans to initiate first-in-human studies for additional candidates; and the Company’s strategy, business plans, objectives, and expectations for future growth, and value creation. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s prospectus filed with the U.S. Securities and Exchange Commission dated August 12, 2025. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Company Contact

Nasus Pharma Ltd.

info@nasuspharma.com

Investor Contact

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com